UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41562

NewAmsterdam Pharma Company N.V.

(Exact name of registrant as specified in its charter)

Gooimeer 2-35

1411 DC Naarden

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 22, 2022 (the “Closing Date”), NewAmsterdam Pharma Company N.V. (f/k/a NewAmsterdam Pharma Company B.V.), a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company” or “Holdco”), consummated its previously announced business combination pursuant to the Business Combination Agreement, dated as of July 25, 2022, (the “Business Combination Agreement”), by and among the Company, Frazier Lifesciences Acquisition Corporation, a Cayman Islands exempted company (“FLAC”), NewAmsterdam Pharma Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“NewAmsterdam Pharma”), and NewAmsterdam Pharma Investment Corporation, a Cayman Islands exempted company and wholly owned subsidiary of Holdco (“Merger Sub”).

Beginning on the day immediately prior to the Closing Date and finishing on the day immediately after the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Business Combination”):

•

The shareholders of NewAmsterdam Pharma contributed all outstanding shares in the capital of NewAmsterdam Pharma to Holdco in exchange for the issuance of ordinary shares in the share capital of Holdco (“Holdco Shares”) (the “Exchange”);

•

Immediately after giving effect to the Exchange, the legal form of Holdco was converted from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap);

•	After giving effect to the Exchange, Merger Sub merged with and into FLAC (the “Merger”), with FLAC surviving the merger as a wholly owned subsidiary of Holdco (the “Surviving Company”);

•

In connection with the Merger, each issued and outstanding ordinary share of FLAC was canceled and extinguished in exchange for a claim for a Holdco Share, and such claim was then contributed into Holdco against the issuance of a corresponding Holdco Share;

•

Immediately following the Merger, each outstanding warrant to purchase a Class A ordinary share, par value $0.0001 per share, of FLAC became a warrant to purchase one Holdco Share, on the same contractual terms;

•

Each NewAmsterdam Pharma option that was outstanding and unexercised (“NewAmsterdam Pharma Options”) remained outstanding, and to the extent unvested, such option will continue to vest in accordance with its applicable terms, and at the time of the Exchange, such NewAmsterdam Pharma Options became options to purchase, and will when exercised be settled in Holdco Shares; and

•

On the day following the Closing Date, the Surviving Company changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and domesticated as a corporation incorporated under the laws of the State of Delaware.

Upon the closing of the Business Combination, the Company became the direct parent of NewAmsterdam Pharma.

On July 25, 2022, in connection with the execution of the Business Combination Agreement, FLAC and Holdco also entered into subscription agreements with certain investors (each, a “PIPE Investor”), pursuant to which the PIPE Investors agreed to subscribe for and purchase from Holdco, and Holdco agreed to issue and sell to such PIPE Investors, an aggregate of 23,460,000 Holdco Shares at $10.00 per share for gross proceeds of $234.6 million (the “PIPE Financing”). The PIPE Financing closed substantially concurrently with the Business Combination.

The Holdco Shares and the warrants to purchase ordinary shares of Holdco received in exchange for the warrants issued in connection with FLAC’s initial public offering are trading on The Nasdaq Stock Market LLC under the symbols “NAMS” and “NAMSW,” respectively.

The foregoing description of the Business Combination is qualified in its entirety by reference to the Business Combination Agreement, which is filed as Exhibit 2.1 to this Report on Form 6-K and is incorporated by reference herein.

A press release announcing the closing of the Business Combination is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of July 25, 2022, by and among Frazier Lifesciences Acquisition Corporation, NewAmsterdam Pharma Holding B.V., NewAmsterdam Pharma Company N.V. (f/k/a NewAmsterdam Pharma Company B.V.) and NewAmsterdam Pharma Investment Corporation.

99.1	Press release dated November 23, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewAmsterdam Pharma Company N.V.

November 23, 2022	By:	/s/ Michael Davidson
Name: Michael Davidson Title: Chief Executive Officer